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                          January 4, 2021

       Ricardo Haynes
       Chief Executive Officer
       Bear Village, Inc.
       4002 Hwy 78, Suite 530 #296
       Snellville, GA 30039

                                                        Re: Bear Village, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed December 16,
2020
                                                            File No. 024-11359

       Dear Mr. Haynes:

               Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, the offering statement fails to comply with the financial statement requirements for Tier 2 offerings under Section (c) of Part F/S of Regulation A that, among other things, requires audited financial statements.

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Donald Keer